SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)*

                               MedSolutions, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58504N108
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Tate Investments, LLC
                              Attn: Joseph P. Tate
                               3252 N. Lake Drive
                               Milwaukee, WI 53211
                                 (414) 962-6960
  -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 6, 2007
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 58504N108                    13D                     Page 2 of 8 Pages
--------------------------------------------------------------------------------

------------ -------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Tate Investments, LLC, ###-##-####
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
             (a) (b) X
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (see instructions)
             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Wisconsin
-------------------------- -------- --------------------------------------------
        NUMBER OF             7     SOLE VOTING POWER
                                    3,944,880
         SHARES            -------- --------------------------------------------
                              8     SHARED VOTING POWER
      BENEFICIALLY                  0
                           -------- --------------------------------------------
        OWNED BY              9     SOLE DISPOSITIVE POWER
                                    3,944,880
          EACH             -------- --------------------------------------------

        REPORTING            10     SHARED DISPOSITIVE POWER
                                    0
       PERSON WITH
-------------------------- -------- --------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,944,880
------------ -------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12       CERTAIN SHARES (see instructions)
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              14.9%(1)
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (see instructions)
              00
------------ -------------------------------------------------------------------

1 Based on 26,470,646 shares of common stock outstanding on July 6, 2007, as set forth in that certain Agreement and Plan of Merger between MedSolutions, Inc., Stericycle, Inc. and TMW Acquisition Corporation filed as Exhibit 2.1 to MedSolutions, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2007.

                                                               Page 3 of 8 Pages
                                  SCHEDULE 13D

     This Amendment No. 5 amends the Schedule 13D filed by Tate Investments, LLC, a Wisconsin limited liability company (the "Reporting Person"), with the Securities Exchange Commission on September 6, 2005, as amended by Amendment No. 1 on November 10, 2005, Amendment No. 2 on December 13, 2005, Amendment No. 3 on March 29, 2006, and Amendment No. 4 on April 19, 2007.

Item 1. Security and Issuer.

     The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of MedSolutions, Inc., a Texas corporation ("MedSolutions"). MedSolutions' principal executive offices are located at 12750 Merit Drive, Park Central VII, Suite 770, Dallas, Texas 75251.

Item 2. Identity and Background.

     (a)  The  name  of  the  person  filing  this   Amendment  No.  5  is  Tate
          Investments, LLC, a Wisconsin limited liability company.

     (b) The address of the Reporting Person's principal business and principal office is 3252 N. Lake Drive, Milwaukee, WI 53211.

     (c)  The principal business of the Reporting Person is investing.

     (d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     (f)  The Reporting Person is a Wisconsin limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

     As of March 30, 2007, the Reporting Person has acquired beneficial ownership of 3,944,880 shares of Common Stock pursuant to the terms of an Investment Agreement entered into between the Reporting Person and MedSolutions on July 15, 2005 and a Convertible Secured Promissory Note issued by MedSolutions to the Reporting Person on March 15, 2006 (the "2006 Note").

     Pursuant to the terms of the Investment Agreement and a subscription agreement entered into by MedSolutions and the Reporting Person in connection therewith (the "Subscription Agreement"), the Reporting Person purchased 461,539 shares of Common Stock from MedSolutions on July 15, 2005 for an aggregate purchase price of $300,000. Pursuant to the terms of the Investment Agreement and the Subscription Agreement, the Reporting Person purchased an additional 288,462 shares of Common Stock on August 29, 2005 for an aggregate purchase price of $187,500, an additional 350,000 shares of Common Stock on September 29, 2005 for an aggregate purchase price of $227,500, and an additional 438,462 shares of Common Stock on November 29, 2005 for an aggregate purchase price of $285,000.

                                                               Page 4 of 8 pages

     Also  pursuant to the terms of the  Investment  Agreement  and a promissory note issued by MedSolutions in connection therewith (the "2005 Note," and collectively with the 2006 Note, the "Investor Notes"), MedSolutions borrowed $300,000 from the Reporting Person on July 15, 2005. Pursuant to the terms of the Investment Agreement and the 2005 Note, MedSolutions borrowed an additional $187,500 from the Reporting Person on August 29, 2005, an additional $227,500 from the Reporting Person on September 29, 2005, and an additional $310,000 from the Reporting Person on November 29, 2005. The outstanding principal amount of the 2005 Note and any accrued but unpaid interest thereon were convertible at the Reporting Person's option into shares of Common Stock at the initial conversion price of $0.55 per share, subject to certain anti-dilution protections as set forth in the Investment Agreement.

     On March 15, 2006, MedSolutions borrowed $500,000 from the Reporting Person pursuant to the terms of a Loan Agreement and the 2006 Note. The outstanding principal amount of the 2006 Note and any accrued but unpaid interest thereon were convertible at the Reporting Person's option into shares of Common Stock at the conversion price of $0.85 per share on or before March 31, 2007, $1.00 per share after March 31, 2007 and on or before March 31, 2008, and $1.15 per share after March 31, 2008 and on or before March 31, 2009, each such conversion price subject to certain anti-dilution protections as set forth in the 2006 Note.

     On March 1, 2007, MedSolutions provided written notice to the Reporting Person that MedSolutions intended to prepay in full on April 2, 2007 all outstanding principal and interest owed by MedSolutions to the Reporting Person pursuant to the Investor Notes.

     On March 30, 2007, the Reporting Person provided written notice to MedSolutions in accordance with the terms of the Investor Notes, the Loan Agreement and the Investment Agreement that, effective as of such date, the Reporting Person had elected in lieu of receiving prepayment on the Investor Notes to convert all of the principal outstanding under the Investor Notes into shares of Common Stock. As of March 30, 2007, (1) the aggregate outstanding principal and accrued but unpaid interest amount of the 2005 Note was $1,000,000, which amount was converted into 1,818,182 shares of Common Stock at a conversion price of $0.55 per share, and (2) the aggregate outstanding principal and accrued but unpaid interest amount of the 2006 Note was $500,000, which amount was converted into 588,235 shares of Common Stock at a conversion price of $0.85 per share.

     The source of funds for the Reporting Person's purchases of Common Stock pursuant to the Subscription Agreement and loans to MedSolutions pursuant to the Investor Notes was working capital of the Reporting Person as funded by the Reporting Person's owner. Other than as set forth in the preceding sentence, the Reporting Person has not borrowed or otherwise obtained any funds for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4. Purpose of Transaction.

     The Reporting Person acquired its shares of Common Stock for investment purposes. Pursuant to the terms of the Investment Agreement, MedSolutions, the Reporting Person and certain shareholders of MedSolutions entered into an Investor's Rights Agreement (the "Rights Agreement") pursuant to which MedSolutions has granted demand registration rights to the Reporting Person with respect to any shares of Common Stock obtained pursuant to the 2005 Note or the Subscription Agreement, and such shareholders have granted rights of co-sale to the Reporting Person.

                                                               Page 5 of 8 Pages

     The Rights Agreement grants the Reporting Person the right to designate one nominee for election to MedSolutions' Board of Directors, or two nominees in the event that Mr. Joseph Tate, the owner of the Reporting Person, is designated as a nominee by the Reporting Person. The Reporting Person has designated one nominee pursuant to the Rights Agreement who currently serves as a director of MedSolutions. MedSolutions' board of directors considers from time to time acquisition candidates to further expand MedSolutions' business.

     Pursuant to the terms of the Rights Agreement, MedSolutions may not, prior to the registration of the Common Stock owned by the Reporting Person with the Securities and Exchange Commission (the "SEC"), increase the size of its Board of Directors to more than five members unless the Reporting Person also designates Mr. Joseph P. Tate as a nominee, in which event the Board of Directors may have no more than seven members. Certain shareholders of MedSolutions who are party to the Rights Agreement have agreed to vote their shares of Common Stock in favor of the election of the Investor's nominee(s). The Reporting Person's right to designate nominees to MedSolutions' Board of Directors continues until such time as: (i) the Reporting Person effectuates, in one or a series of transactions, a transfer of shares of Common Stock whereby the number of shares of Common Stock owned by the Reporting Person after such transfer is less than 75% of the number of shares of Common Stock owned by the Reporting Person before the transfer, at which such time the Reporting Person's right to designate nominees to MedSolutions' Board of Directors will be reduced to the right to designate one nominee to MedSolutions' Board of Directors; (ii) the Reporting Person effectuates, in one or a series of transactions, a transfer of shares of Common Stock whereby the number of shares of Common Stock owned by the Reporting Person after the transfer is less than 50% of the number of shares of Common Stock owned by the Reporting Person prior to the transfer, at which such time the Reporting Person's right to designate nominees to MedSolutions' Board of Directors will terminate; or (iii) the Common Stock owned by the Reporting Person has been registered with the SEC.

     Pursuant to the terms of the Investment Agreement, MedSolutions is prohibited from paying any dividend on any of MedSolutions' equity securities or making any distribution to any of MedSolutions' shareholders, whether in cash or in-kind, until the date the Common Stock owned by the Reporting Person is registered with the SEC; provided, however, that the foregoing restriction does not apply to the 10% dividend payable on MedSolutions' Series A Preferred Stock. The Investment Agreement also provides that MedSolutions is prohibited from selling all or a substantial portion of its or its subsidiaries' assets or merging or entering into any combination or consolidation with another person or entity in which MedSolutions is not the surviving entity, until the later of the date MedSolutions has satisfied all of its obligations under the Investor Notes or the date the Common Stock owned by the Reporting Person is registered with the SEC.

     On July 6, 2007, MedSolutions announced in a Current Report on Form 8-K that it had entered into an Agreement and Plan of Merger (the "Merger
Agreement") with Stericycle, Inc. ("Stericycle") and TMW Acquisition Corporation, a wholly-owned subsidiary of Stericycle ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into MedSolutions, with MedSolutions continuing after the merger as the surviving corporation. At the effective time of the merger, each issued and outstanding share of common stock of MedSolutions will be converted into the right to receive $0.50 in cash and a promissory note issued by Stericycle (a "Note") in the principal amount of $1.50. The Notes will be payable in six installments of interest only due on each of the first six anniversaries of the date on which the merger closes and one final installment of principal and interest due on the seventh anniversary of such closing date, and will bear interest, at the election of each holder of shares of MedSolutions common stock, at the annual rate of either 3.5% (if such shareholder elects to have such Note supported by a master letter of credit) or 4.5% (if such shareholder does not elect such support). The principal amount of

                                                               Page 6 of 8 Pages

the Notes, and payments under the Notes, are subject to reduction in certain circumstances as provided in the Merger Agreement. At the effective time of the merger, Merger Sub's directors and officers immediately prior to the effective time of the merger will become the directors and officers of the surviving corporation, the surviving corporation's articles of incorporation shall be amended and restated to read as the certificate of formation of Merger Sub read immediately prior to the effective time (with the exception that the name of the surviving corporation shall remain unchanged), and the surviving corporation's bylaws shall be amended and restated to read as the bylaws of Merger Sub read immediately prior to the effective time (with the exception that the name of the surviving corporation shall remain unchanged).

     Immediately prior to the effective time of the merger, each outstanding option to purchase MedSolutions common stock, whether or not previously vested, will be cancelled, and will thereafter represent only the right to receive from the surviving corporation an amount equal to the product of (i) the number of shares of MedSolutions common stock issuable upon the exercise of the option multiplied by (ii) the excess, if any, of the merger consideration over the exercise price per share payable under the option, subject to any required withholding taxes. The amount payable shall consist of 25% cash and 75% in the form of a Note, which Note shall bear interest at the annual rate of 3.5% or 4.5% (as described above) at the election of the optionholder.

     The merger is expected to close in the third quarter of 2007, subject to, among other things, approval of MedSolutions' shareholders and other customary closing conditions. The merger has been unanimously approved by the respective Boards of Directors of MedSolutions and Stericycle.

     In connection with the execution of the Merger Agreement, the Reporting Person and certain additional shareholders of MedSolutions entered into a voting agreement with Stericycle and the Merger Sub (the "Voting Agreement"), pursuant to which, among other things, such shareholders agreed (i) to vote their shares in favor of the merger; (ii) not to enter into any voting agreement in respect of such shareholders' shares of Common Stock or give any person a proxy or power of attorney in respect of such shareholders' shares of Common Stock in conflict with or inconsistent with the such shareholders' obligations under the Voting Agreement; and (iii) not to transfer their shares except under certain circumstances. An aggregate of 15,102,594 shares of Common Stock are subject to the Voting Agreement, which represent 57.1% of the 26,470,646 shares of Common Stock issued and outstanding as of July 6, 2007. The Voting Agreement will terminate upon any termination of the Merger Agreement.

     The foregoing description of the Merger Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, which are filed as Exhibits 7.01 and 7.02 hereto, respectively, and are incorporated by reference in their entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.


(a) As of the date hereof, the Reporting Person beneficially owns 3,944,880 shares of Common Stock, which represent 14.9% of the 26,470,646 shares of Common Stock issued and outstanding as of July 6, 2007 as set forth in the Merger Agreement.

     An aggregate of 15,102,592 shares of Common Stock are subject to the Voting Agreement. By virtue of the Voting Agreement, the Reporting Person may be deemed to share with the other shareholders party to the Voting Agreement the power to vote or direct the voting and dispose or direct the disposition of the shares of Common Stock subject to the Voting Agreement. Neither the filing of this

                                                               Page 7 of 8 Pages

Amendment No. 5 nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the shares of Common Stock by virtue of the Voting Agreement for purposes of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)  Number of shares as to which the  Reporting  Person has: sole power to vote
     or direct the vote:                                     3,944,880
     shared power to vote or direct the vote:                        0
     sole power to dispose or direct the disposition:        3,944,880
     shared power to dispose or direct the disposition:              0

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth or incorporated by reference in Item 4 is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be filed as Exhibits.

     The Investment Agreement, and the forms of the 2005 Note, the Subscription Agreement and the Rights Agreement, each of which are included as exhibits to the Investment Agreement, as filed by the Company with the SEC on July 20, 2005 as Exhibit 10.1 to the Company's Current Report on Form 8-K, are incorporated herein by reference. The Loan Agreement and the 2006 Note, which were previously filed as Exhibits 10.44 and 10.45, respectively, to the Company's Form 10-KSB filed on April 17, 2006, are also incorporated herein by reference.

     The following documents are filed as exhibits hereto:

Exhibit 7.01 Agreement and Plan of Merger dated as of July 6, 2007 by and among MedSolutions, Inc., Stericycle, Inc. and TMW Acquisition Corporation.

Exhibit 7.02 Voting Agreement dated as of July 6, 2007 by and among Stericycle, Inc., TMW Acquisition Corporation, and the shareholders of MedSolutions, Inc. signatory thereto.

                                                               Page 8 of 8 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                                           TATE INVESTMENTS, LLC

                                           By: Tate Revocable Trust, sole member


Date: July 17, 2007                            /s/ Joseph P. Tate
                                               --------------------
                                               Joseph P. Tate, Trustee